Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Nutrien Ltd. (“Nutrien”)

122 - 1st Avenue South, Suite 500

Saskatoon, Saskatchewan, S7K 7G3

2.	Date of Material Change

January 4, 2022

3.	News Release

A news release disclosing the material change was issued by Nutrien on January 4, 2022 and disseminated through the facilities of Business Wire. A copy of the news release was filed on SEDAR with the securities regulatory authorities in each of the provinces of Canada.

4.	Summary of Material Change

On January 4, 2022, Nutrien announced that Mr. Mayo Schmidt has left his position as President and Chief Executive Officer of Nutrien and has resigned from the board of directors of Nutrien (the “Board”). Mr. Ken Seitz, Executive Vice President and Chief Executive Officer of Potash, has been named Nutrien’s interim President and Chief Executive Officer.

5.	Full Description of Material Change

5.1	Full Description of Material Change

On January 4, 2022, Nutrien announced that Mr. Schmidt has left his position as President and Chief Executive Officer of Nutrien and has resigned from the Board.

Mr. Seitz, Executive Vice President and Chief Executive Officer of Potash, has been named Nutrien’s interim President and Chief Executive Officer. Mr. Seitz joined Nutrien as Executive Vice President and Chief Executive Officer of Potash in 2019 and previously served as President and Chief Executive Officer of Canpotex Limited, a potash exporter.

Nutrien also announced that the Board will be working with an executive search firm to begin a global search to select a permanent Chief Executive Officer, which will consider internal and external candidates.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, please contact Michael Webb, Executive Vice President and Chief Human Resources and Administrative Officer, at (403) 225-7000.

9.	Date of Report

January 13, 2022